Exhibit (p)(4)
ALPHA EQUITY MANAGEMENT LLC
CODE OF ETHICS
A. Introduction. [See SEC Rule 204A-1 adopted under the Advisers Act.] The Firm’s code of ethics (the “Code of Ethics”) as set forth below is designed to ensure that all Firm employees are aware of and adhere to the policies and procedures of the Firm. Maintaining a spirit of openness, honesty and integrity are of paramount importance at the Firm. The Firm believes that its employees should feel comfortable expressing their opinions and should be vigilant about alerting senior management of anything they deem amiss with respect to the Firm’s business, operations or compliance. As evidence of the Firm’s commitment to operating with integrity, the Firm has adopted this Code of Ethics, which shall be amended from time to time. The purpose of this Code of Ethics is to identify the ethical and legal framework in which the Firm and its employees are required to operate and to highlight some of the guiding principles and mechanisms for upholding the Firm’s standard of business conduct, as set forth below. Employees will be required to acknowledge receipt of the Code of Ethics by executing the Acknowledgement and Agreement to Abide by Compliance Policies and Procedures attached to this Manual as Exhibit B.
B. Standard of Business Conduct. It is the responsibility of all employees to ensure that the Firm conducts its business with the highest level of ethical standards and in keeping with its fiduciary duties to the Firm’s clients. Employees have a duty to place the interests of the Firm’s clients first, and to refrain from having outside interests that conflict with the interests of its clients. To this end, employees are required to maintain the following standards:
1.	Compliance with all Covered Laws, including, but not limited to, federal securities laws;

2.	Compliance with the Firm’s compliance policies and procedures, as shall be updated from time to time;

3.	Honest and fair dealings with clients;

4.	Disclosure to clients of potential and actual conflicts of interest;

5.	Exercise diligence in making investment recommendations or taking investment actions, including but not limited to maintaining objectivity, considering the suitability of an investment for a particular client or portfolio and keeping appropriate records;

6.	Obtain written consent from the Firm for all independent business practices; and

7.	Immediate disclosure to the Firm’s management of any matters that could create a conflict of interest, constitute a violation of any government or regulatory law, rule or regulation or constitute a violation of the Firm’s policies and procedures.
C. Prohibited Conduct. Firm employees must avoid any circumstances that might adversely affect, or appear to affect, their duty of complete loyalty to the Firm’s clients. Neither the Firm nor any of its employees shall:

1.	Employ any device, scheme or artifice to defraud, or engage in any act, practice, or course of conduct that operates or would operate as a fraud or deceit upon, any client or prospective client or any party to any securities transaction in which the Firm or any of its clients is a participant;

2.	Make any untrue statement of a material fact or omit to state to any person a material fact necessary in order to make a statement of the Firm, in light of the circumstances under which it is made, materially complete and not misleading;

3.	Engage in any act, practice or course of business that is fraudulent, deceptive, or manipulative, particularly with respect to a client or prospective client;

4.	Engage in any manipulative practices; or

5.	Cause the Firm, acting as principal for its own account or for any account in which the Firm or any person associated with the Firm has a beneficial interest, to sell any security to or purchase any security from a client in violation of any applicable law, rule or regulation.
D. Privacy of Client Information. All information relating to clients’ portfolios and activities and to proposed recommendations is strictly confidential. Consideration of a particular purchase or sale for a client account may not be disclosed, except to authorized persons.
The following are potentially compromising situations which must be avoided. Any exceptions must be reported to the CCO and written approval for continuation must be obtained from the CCO:
1.	Participation in civic or professional organizations that might involve divulging confidential information of the Firm.

2.	Engaging in any form of harassment with is prohibited by law.

3.	Investing or holding outside interest or directorship in clients, vendors or customers or competing firms, including financial speculations, where such investment or directorship might influence in any manner a decision or course of action of the Firm. In the limited instances in which service as a director is authorized by the Firm, employees serving as directors will be isolated from other employees who are involved in making decisions as to the securities of that company through procedures determined by the Firm to be appropriate according to the circumstances.

4.	Engaging in any financial transaction with any of the Firm’s vendors, investors or employees, including but not limited to: providing any rebate, directly or indirectly, to any person or entity that has received compensation from the Firm; accepting, directly or indirectly, from any person or entity, other than the Firm, compensation of any nature as a bonus, commission, fee, gratuity or other consideration in connection with any transaction on behalf of the Firm; beneficially owning any security of, or have, directly or indirectly, any financial interest in, any other organization engaged in securities, financial or related business, except for beneficial ownership of not more than one percent (1%) of the outstanding securities of any business that is publicly owned.

5.	Unlawfully discussing trading practices, pricing, clients, research, strategies, processes or markets with competing firms or their personnel.

6.	Making any unlawful agreement with vendors, existing or potential investment targets or other organizations.

7.	Improperly using or authorizing the use of any inventions, programs, technology or knowledge which are the proprietary information of the Firm.

8.	Communicating any information regarding the Firm, the Firm’s investment products and services, or any client to prospective clients, investors, journalists, clients or regulatory authorities that is not accurate, or omitting to state a material fact necessary in order to make the statements the Firm has made to such person not misleading.

9.	Engaging in any conduct that is not in the best interest of the Firm or might appear to be improper.
E. Personal Securities Transactions. All employees shall comply with the Firm’s Personal Account Trading Policy (which is set forth in Section XV of this Manual).
F. Conflicts of Interests. The Firm has a duty to disclose potential and actual conflicts of interest to its clients. Employees may not use any confidential information or otherwise take inappropriate advantage of their positions for the purpose of furthering any private interest or as a means of making any personal gain. Additionally, employees and their immediate families may not accept any benefit from a client or person who does business with the Firm, other than business courtesies and non-cash gifts of nominal value (i.e., de minimis gifts, which are usually defined as having a value under $100.00).
G. Service as a Director. No employee may serve as a director of a publicly-held company without prior approval by the CCO based upon a determination that service as a director would not be adverse to the interests of any client. In the limited instances in which such service is authorized, employees serving as directors will be isolated from other employees who are involved in making decisions as to the securities of that company through procedures determined by the CCO to be appropriate in the circumstances.
H. Reporting of Violations. Employees are required to promptly report all actual or potential conflicts of interest, violations of any government or regulatory law, rule or regulation or violations of the Firm’s policies and procedures. Such reports shall be made to the CCO and may be made on a confidential or non-confidential basis, orally in person or by phone, or in writing hand delivered or sent by e-mail or fax. Any action taken against a person who reports a violation or potential violation shall be a violation of the Code of Ethics.
I. Training. Formal ethics training for employees will occur on an annual basis. The training will be documented and maintained with the Firm’s books and records. Training will include a review of the Firm’s policies and procedures, including this Code of Ethics, and a discussion of any changes in the laws, rules and regulations applicable to the Firm’s business and operations.
J. Review and Enforcement. [Section 204A-1 of the Advisers Act.] The CCO is responsible for ensuring adequate supervision over the activities of all persons who act on the

Firm’s behalf in order to prevent and detect violations of the Code of Ethics by such persons. Specific duties include, but are not limited to:
1.	Adopting, implementing and enforcing the Firm’s compliance and supervisory procedures and controls, including those set forth in this Manual to ensure compliance with the Covered Laws;

2.	Ensuring that all employees fully understand the Firm’s compliance policies and procedures;

3.	Establishing an annual review of the Firm’s operations and its compliance policies and procedures to ensure that it has a system designed to provide reasonable assurance that the Firm’s compliance policies and procedures are effective and are being followed; and

4.	Review personal securities transactions and reports of the Firm’s employees.
Upon discovering that any person has failed to comply with the requirements of this Code of Ethics, the Firm may impose on that person whatever sanctions the CCO and management consider appropriate under the circumstances, including censure, suspension, limitations on permitted activities, or termination of employment.
K. Policies and Procedures Not Exclusive. This Code of Ethic’s policies, procedures, standards and restrictions do not and cannot address each potential conflict of interest. Ethics and faithful discharge of the Firm’s fiduciary duties require adherence to the spirit of this Code of Ethics and awareness that activities other than personal securities transactions could involve conflicts of interest. (For example, accepting favors from broker-dealers could involve an abuse of a person’s position with the Firm. The Firm is a natural object of cultivation by broker-dealers and it is possible that such considerations could impair the Firm’s objectivity.) If there is any doubt about the application, or potential application, of this Code of Ethics, or any of the Firm’s compliance policies and procedures to a specific situation or occurrence, the CCO should be consulted.

PERSONAL ACCOUNT TRADING POLICY
All employees shall comply with the procedures governing personal securities transactions set forth below.
A. Introduction. The following procedures are designed to assist the CCO in avoiding potential conflicts of interests and detecting and preventing abusive sales practices such as “scalping” or “front running” and to highlight potentially abusive “soft dollar” or brokerage arrangements. Strict compliance with the Firm’s Personal Account Trading Policy (“Personal Trading Policy”) is essential to the Firm and its reputation. This Personal Trading Policy, and the procedures described herein, are in addition to and separate from (i) the Policy to Detect and Prevent Insider Trading (set forth in Section XVI of this Manual), and (ii) other provisions of law applicable to individual transactions by investment advisory personnel, securities industry employees and fiduciaries generally. NONCOMPLIANCE WITH THIS PERSONAL TRADING POLICY CAN BE GROUNDS FOR IMMEDIATE DISMISSAL BY THE FIRM OF ANY EMPLOYEE. Every employee of the Firm is expected to be familiar with this Personal Trading Policy and the procedures contained herein. These matters can be reviewed with the CCO at any time.
B. Responsibility. The CCO shall maintain current and accurate records of all personal securities transactions in which employees have a direct or indirect beneficial interest. For purposes of this Code of Ethics the following terms shall have the meanings set forth below:
1. Security. The term “security” includes stocks, options, rights, warrants, ETFs, futures, contracts, convertible securities or other securities that are related to securities in which the Firm’s clients may invest or as to which the Firm may make recommendations. Rule 204 A-1 treats all securities as reportable securities, with five exceptions designed to exclude securities that appear to present little opportunity for the type of improper trading that the employee reports are designed to uncover:
•	Transactions and holdings of direct obligations of the Government of the United States;

•	Money Market Instruments — bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

•	Shares of money market funds;

•	Transactions and holdings in shares of other types of open-end mutual funds, unless the adviser or a control affiliate acts as the investment adviser, sub-adviser or principal underwriter for the fund;

•	Transactions in units of an investment trust if the unit investment trust is invested exclusively in unaffiliated open-end mutual funds;
The above rule requires employees to report shares of open-end mutual funds advised by the employee’s employer or an affiliate, and is designed to help advisers identify abusive trading by personnel with access to information about an open-end mutual fund’s portfolio.
2. Beneficial Interest. The term “beneficial interest” of securities is broad. It includes not only securities that an employee owns directly, and not only securities owned by others specifically for the employee’s benefit, but also (i) securities held by the employee’s spouse, minor children and relatives who live full time in his or her home; and (ii) securities held by another person if by reason of any contract, understanding, relationship, agreement or other arrangement the employee obtains benefits substantially equivalent to ownership. Some examples of when beneficial ownership would exist are where securities are held:
a. by an employee for his or her own benefit, whether bearer, registered in his or her own name, or otherwise;
b. by others for the employee’s benefit (regardless of whether or how registered), such as securities held for the employee by custodians, brokers, relatives, executors or administrators;
c. for an employee’s account by a pledgee;
d. by a trust in which an employee has an income or remainder interest unless the employee’s only interest is to receive principal if (a) some other remainderman dies before distribution or (b) if some other person can direct by will a distribution of trust property or income to the employee;
e. by an employee as trustee or co-trustee, where either the employee or any member of his or her immediate family (i.e., spouse, children and their descendants, stepchildren, parents and their ancestors, and step-parents, in each case treating a legal adoption as blood relationship) has an income or remainder interest in the trust;
f. by a trust of which the employee is the settlor, if the employee has the power to revoke the trust without obtaining the consent of all the beneficiaries;
g. by any non-public partnership in which the employee is a partner;
h. by a personal holding company controlled by the employee alone or jointly with others;
i. in the name of the employee’s spouse unless legally separated;
j. in the name of minor children of the employee or in the name of any relative of the employee or of his or her spouse (including an adult child) who is presently sharing the employee’s home. This applies even if the securities were not received from the employee and the dividends are not actually used for the maintenance of the employee’s home; and
k. in the name of any person other than the employee, even though the employee does not obtain benefits substantially equivalent to those of ownership, if the employee can vest or re-vest title in himself or herself.
C. Pre-Approval of Personal Securities Transactions. The CCO shall pre-approve (or disapprove) all personal securities transactions in which employees have a direct or indirect beneficial interest. A record of each pre-approval (or disapproval) shall be evidenced by a duly completed and executed Personal Securities Trading Pre-Approval

Request and Authorization Form (See Exhibit H) maintained in the Firm’s personnel files.
Notwithstanding the approval by the CCO of any securities transaction(s), the following restrictions shall apply to the approved securities transaction(s):
1. Restricted Securities. No employee shall invest or trade in securities included on the restricted securities list (See Exhibit F).
2. Black-Out Period. No employee may purchase, sell or trade a security on the day that any client account (hedge fund, mutual fund or separately managed account) intends to buy or sell the same or related security. Employees are restricted from buying or selling stocks in which a client account is currently active. The CCO may grant exemptions to this restriction where strict adherence would result in prejudice to a client’s interest (for example, when an employee has sold a security and external events make it important for a client to sell the same or a related security on that day). In no event may any employee execute a personal transaction in a security on any day during which there is pending for any client any order in the same security until the order is executed or withdrawn. This rule applies whether or not the transaction has already been cleared (e.g. earlier in the day than the time at which an order was first placed for a client). The demonstrable process for monitoring employee transactions shall be to fill out the Pre-Approval of Personal Securities Transactions Form, to deliver the same and the intended trade to the CCO, to have the CCO check with the Operations Analyst who oversees trading to make sure that no client account trades are pending or have been executed on that particular day, and then to have the CCO provide written authorization for the employee trade.
3. Short-Term Trading. No employee may purchase and subsequently sell a security within any thirty (30) day period, unless such transaction is approved in writing by the CCO. The CCO shall consider the totality of the circumstances, including: the frequency of short-term trading by the Firm employee, whether the trade would involve a breach of any fiduciary duty; whether it would otherwise be inconsistent with applicable laws and the Firm’s compliance policies and procedures; and whether the trade would create an appearance of impropriety. Based on the CCO’s consideration of these issues, the CCO shall have the sole authority to grant or withhold permission to execute the trade.
D. Initial Report. An employee shall, no later than 10 days after the employee begins its relationship with the Firm, provide the Firm with brokerage account statements and complete and submit Exhibit G, List of Personal Investment Accounts. The information provided must be current as of a date no more than 45 days prior to the date the person becomes an employee and must include:
1. The title, number of shares and principal amount of each security in which the employee had any direct or indirect beneficial ownership when he or she became associated with the Firm or at the end of each calendar year, as applicable;
2. The name of any broker, dealer or bank with whom the employee maintained an account in which any securities were held for his or her direct or indirect benefit as of the date such person became associated with the Firm or at the end of each calendar year, as applicable;

And
3. The date that the report is submitted by such person.
E. Quarterly Reports. On a quarterly basis all employees shall submit to the CCO the Personal Securities Transaction Report (See Exhibit I). This report must be submitted no later than 20 days after the end of each calendar quarter and must cover, at a minimum, all transactions during the quarter.
F. Annual Report. Following the completion of each calendar year, employees must resubmit the Personal Securities Transaction Report (See Exhibit I). This must be submitted by January 31st of the following calendar year. The information provided must be current as of a date no more than 45 days prior to the date that the report was submitted.